UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

COCA-COLA HBC AG

(Name of Issuer)

Ordinary shares of nominal value CHF6.70 per ordinary share

American depositary shares (ADSs), each ADS representing one ordinary share

(Title of Class of Securities)

191223106

(CUSIP Number)

Danielle Schroeder

Director

Kar-Tess Holding

21, Boulevard de la Pétrusse

L-2320

Luxembourg

+352 48 81 81 310

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

Copies to:

Bruce C. Bennett, Esq.

Covington & Burling LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018

(212) 841-1000

April 26, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 191223106

1	Name of Reporting Person Kar-Tess Holding I.R.S. Identification No. of Above Person 98-0678312

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 85,355,019 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 85,355,019 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 85,355,019 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 24.3% (2)

14	Type of Reporting Person CO

(1)                                 Excludes 14,925 Transferred Shares (as defined herein) which Kar-Tess Holding transferred to CCHBC as of April 25, 2013 in return for a payment equal to the par value of such shares plus €1.5 million, corresponding to the amount of additional equity contributions Kar-Tess Holding made to CCHBC in connection with the Exchange Offer (as defined herein), in order to eliminate any corresponding dilution of the tendering Coca-Cola Hellenic (as defined herein) shareholders. This payment will be made in accordance with Swiss law after shareholder approval of the audited unconsolidated interim financial statements of CCHBC following settlement of the Exchange Offer.

(2)                                 Percentage calculated based on 351,578,879 ordinary shares of CCHBC currently issued and outstanding as of April 26, 2013, which excludes 14,925 Transferred Shares and 3,430,135 ordinary shares issued in exchange for shares of Coca-Cola Hellenic which were held in treasury by Coca-Cola Hellenic and tendered in the Exchange Offer.  As a matter of Swiss law, such 14,925 Transferred Shares and 3,430,135 ordinary shares of CCHBC constitute treasury shares and thus are issued but not outstanding.

CUSIP No. 191223106

1	Name of Reporting Person Boval S.A.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 85,355,019 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 85,355,019 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 85,355,019 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 24.3% (2)

14	Type of Reporting Person CO

(1)                                 Excludes 14,925 Transferred Shares which Kar-Tess Holding transferred to CCHBC as of April 25, 2013 in return for a payment equal to the par value of such shares plus €1.5 million, corresponding to the amount of additional equity contributions Kar-Tess Holding made to CCHBC in connection with the Exchange Offer, in order to eliminate any corresponding dilution of the tendering Coca-Cola Hellenic shareholders. This payment will be made in accordance with Swiss law after shareholder approval of the audited unconsolidated interim financial statements of CCHBC following settlement of the Exchange Offer.

(2)                                 Percentage calculated based on 351,578,879 ordinary shares of CCHBC currently issued and outstanding as of April 26, 2013, which excludes 14,925 Transferred Shares and 3,430,135 ordinary shares issued in exchange for shares of Coca-Cola Hellenic which were held in treasury by Coca-Cola Hellenic and tendered in the Exchange Offer.  As a matter of Swiss law, such 14,925 Transferred Shares and 3,430,135 ordinary shares of CCHBC constitute treasury shares and thus are issued but not outstanding.

CUSIP No. 191223106

1	Name of Reporting Person Usoni S.A.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Panama

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 85,355,019 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 85,355,019 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 85,355,019 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 24.3% (2)

14	Type of Reporting Person CO

(1)                                 Excludes 14,925 Transferred Shares which Kar-Tess Holding transferred to CCHBC as of April 25, 2013 in return for a payment equal to the par value of such shares plus €1.5 million, corresponding to the amount of additional equity contributions Kar-Tess Holding made to CCHBC in connection with the Exchange Offer, in order to eliminate any corresponding dilution of the tendering Coca-Cola Hellenic shareholders. This payment will be made in accordance with Swiss law after shareholder approval of the audited unconsolidated interim financial statements of CCHBC following settlement of the Exchange Offer.

(2)                                 Percentage calculated based on 351,578,879 ordinary shares of CCHBC currently issued and outstanding as of April 26, 2013, which excludes 14,925 Transferred Shares and 3,430,135 ordinary shares issued in exchange for shares of Coca-Cola Hellenic which were held in treasury by Coca-Cola Hellenic and tendered in the Exchange Offer.  As a matter of Swiss law, such 14,925 Transferred Shares and 3,430,135 ordinary shares of CCHBC constitute treasury shares and thus are issued but not outstanding.

CUSIP No. 191223106

1	Name of Reporting Person O&R Holdings Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 85,355,019 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 85,355,019 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 85,355,019 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 24.3% (2)

14	Type of Reporting Person CO

(1)                                 Excludes 14,925 Transferred Shares which Kar-Tess Holding transferred to CCHBC as of April 25, 2013 in return for a payment equal to the par value of such shares plus €1.5 million, corresponding to the amount of additional equity contributions Kar-Tess Holding made to CCHBC in connection with the Exchange Offer, in order to eliminate any corresponding dilution of the tendering Coca-Cola Hellenic shareholders. This payment will be made in accordance with Swiss law after shareholder approval of the audited unconsolidated interim financial statements of CCHBC following settlement of the Exchange Offer.

(2)                                 Percentage calculated based on 351,578,879 ordinary shares of CCHBC currently issued and outstanding as of April 26, 2013, which excludes 14,925 Transferred Shares and 3,430,135 ordinary shares issued in exchange for shares of Coca-Cola Hellenic which were held in treasury by Coca-Cola Hellenic and tendered in the Exchange Offer.  As a matter of Swiss law, such 14,925 Transferred Shares and 3,430,135 ordinary shares of CCHBC constitute treasury shares and thus are issued but not outstanding.

CUSIP No. 191223106

1	Name of Reporting Person Boval Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 85,355,019 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 85,355,019 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 85,355,019 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 24.3% (2)

14	Type of Reporting Person CO

(1)                                 Excludes 14,925 Transferred Shares which Kar-Tess Holding transferred to CCHBC as of April 25, 2013 in return for a payment equal to the par value of such shares plus €1.5 million, corresponding to the amount of additional equity contributions Kar-Tess Holding made to CCHBC in connection with the Exchange Offer, in order to eliminate any corresponding dilution of the tendering Coca-Cola Hellenic shareholders. This payment will be made in accordance with Swiss law after shareholder approval of the audited unconsolidated interim financial statements of CCHBC following settlement of the Exchange Offer.

(2)                                 Percentage calculated based on 351,578,879 ordinary shares of CCHBC currently issued and outstanding as of April 26, 2013, which excludes 14,925 Transferred Shares and 3,430,135 ordinary shares issued in exchange for shares of Coca-Cola Hellenic which were held in treasury by Coca-Cola Hellenic and tendered in the Exchange Offer.  As a matter of Swiss law, such 14,925 Transferred Shares and 3,430,135 ordinary shares of CCHBC constitute treasury shares and thus are issued but not outstanding.

CUSIP No. 191223106

1	Name of Reporting Person Lavonos Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 85,355,019 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 85,355,019 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 85,355,019 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 24.3% (2)

14	Type of Reporting Person CO

(1)                                 Excludes 14,925 Transferred Shares which Kar-Tess Holding transferred to CCHBC as of April 25, 2013 in return for a payment equal to the par value of such shares plus €1.5 million, corresponding to the amount of additional equity contributions Kar-Tess Holding made to CCHBC in connection with the Exchange Offer, in order to eliminate any corresponding dilution of the tendering Coca-Cola Hellenic shareholders. This payment will be made in accordance with Swiss law after shareholder approval of the audited unconsolidated interim financial statements of CCHBC following settlement of the Exchange Offer.

(2)                                 Percentage calculated based on 351,578,879 ordinary shares of CCHBC currently issued and outstanding as of April 26, 2013, which excludes 14,925 Transferred Shares and 3,430,135 ordinary shares issued in exchange for shares of Coca-Cola Hellenic which were held in treasury by Coca-Cola Hellenic and tendered in the Exchange Offer.  As a matter of Swiss law, such 14,925 Transferred Shares and 3,430,135 ordinary shares of CCHBC constitute treasury shares and thus are issued but not outstanding.

CUSIP No. 191223106

1	Name of Reporting Person Torval Investment Corp.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization The Bahamas

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 85,355,019 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 85,355,019 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 85,355,019 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 24.3% (2)

14	Type of Reporting Person CO

(1)                                 Excludes 14,925 Transferred Shares which Kar-Tess Holding transferred to CCHBC as of April 25, 2013 in return for a payment equal to the par value of such shares plus €1.5 million, corresponding to the amount of additional equity contributions Kar-Tess Holding made to CCHBC in connection with the Exchange Offer, in order to eliminate any corresponding dilution of the tendering Coca-Cola Hellenic shareholders. This payment will be made in accordance with Swiss law after shareholder approval of the audited unconsolidated interim financial statements of CCHBC following settlement of the Exchange Offer.

(2)                                 Percentage calculated based on 351,578,879 ordinary shares of CCHBC currently issued and outstanding as of April 26, 2013, which excludes 14,925 Transferred Shares and 3,430,135 ordinary shares issued in exchange for shares of Coca-Cola Hellenic which were held in treasury by Coca-Cola Hellenic and tendered in the Exchange Offer.  As a matter of Swiss law, such 14,925 Transferred Shares and 3,430,135 ordinary shares of CCHBC constitute treasury shares and thus are issued but not outstanding.

CUSIP No. 191223106

1	Name of Reporting Person Truad Verwaltungs AG, as Trustee

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 85,355,019 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 85,355,019 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 85,355,019 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 24.3% (2)

14	Type of Reporting Person CO

(1)                                 Excludes 14,925 Transferred Shares which Kar-Tess Holding transferred to CCHBC as of April 25, 2013 in return for a payment equal to the par value of such shares plus €1.5 million, corresponding to the amount of additional equity contributions Kar-Tess Holding made to CCHBC in connection with the Exchange Offer, in order to eliminate any corresponding dilution of the tendering Coca-Cola Hellenic shareholders. This payment will be made in accordance with Swiss law after shareholder approval of the audited unconsolidated interim financial statements of CCHBC following settlement of the Exchange Offer.

(2)                                 Percentage calculated based on 351,578,879 ordinary shares of CCHBC currently issued and outstanding as of April 26, 2013, which excludes 14,925 Transferred Shares and 3,430,135 ordinary shares issued in exchange for shares of Coca-Cola Hellenic which were held in treasury by Coca-Cola Hellenic and tendered in the Exchange Offer.  As a matter of Swiss law, such 14,925 Transferred Shares and 3,430,135 ordinary shares of CCHBC constitute treasury shares and thus are issued but not outstanding.

CUSIP No. 191223106

1	Name of Reporting Person George A. David

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United Kingdom and Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 85,355,019 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 85,355,019 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 85,355,019 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 24.3% (2)

14	Type of Reporting Person IN

(1)                                 Excludes 14,925 Transferred Shares which Kar-Tess Holding transferred to CCHBC as of April 25, 2013 in return for a payment equal to the par value of such shares plus €1.5 million, corresponding to the amount of additional equity contributions Kar-Tess Holding made to CCHBC in connection with the Exchange Offer, in order to eliminate any corresponding dilution of the tendering Coca-Cola Hellenic shareholders. This payment will be made in accordance with Swiss law after shareholder approval of the audited unconsolidated interim financial statements of CCHBC following settlement of the Exchange Offer.

(2)                                 Percentage calculated based on 351,578,879 ordinary shares of CCHBC currently issued and outstanding as of April 26, 2013, which excludes 14,925 Transferred Shares and 3,430,135 ordinary shares issued in exchange for shares of Coca-Cola Hellenic which were held in treasury by Coca-Cola Hellenic and tendered in the Exchange Offer.  As a matter of Swiss law, such 14,925 Transferred Shares and 3,430,135 ordinary shares of CCHBC constitute treasury shares and thus are issued but not outstanding.

CUSIP No. 191223106

1	Name of Reporting Person Anastasios P. Leventis

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 85,355,019 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 85,355,019 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 85,355,019 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 24.3% (2)

14	Type of Reporting Person IN

(1)                                 Excludes 14,925 Transferred Shares which Kar-Tess Holding transferred to CCHBC as of April 25, 2013 in return for a payment equal to the par value of such shares plus €1.5 million, corresponding to the amount of additional equity contributions Kar-Tess Holding made to CCHBC in connection with the Exchange Offer, in order to eliminate any corresponding dilution of the tendering Coca-Cola Hellenic shareholders. This payment will be made in accordance with Swiss law after shareholder approval of the audited unconsolidated interim financial statements of CCHBC following settlement of the Exchange Offer.

(2)                                 Percentage calculated based on 351,578,879 ordinary shares of CCHBC currently issued and outstanding as of April 26, 2013, which excludes 14,925 Transferred Shares and 3,430,135 ordinary shares issued in exchange for shares of Coca-Cola Hellenic which were held in treasury by Coca-Cola Hellenic and tendered in the Exchange Offer.  As a matter of Swiss law, such 14,925 Transferred Shares and 3,430,135 ordinary shares of CCHBC constitute treasury shares and thus are issued but not outstanding.

CUSIP No. 191223106

1	Name of Reporting Person Haralambos K. Leventis

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 85,355,019 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 85,355,019 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 85,355,019 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 24.3% (2)

14	Type of Reporting Person IN

(1)                                 Excludes 14,925 Transferred Shares which Kar-Tess Holding transferred to CCHBC as of April 25, 2013 in return for a payment equal to the par value of such shares plus €1.5 million, corresponding to the amount of additional equity contributions Kar-Tess Holding made to CCHBC in connection with the Exchange Offer, in order to eliminate any corresponding dilution of the tendering Coca-Cola Hellenic shareholders. This payment will be made in accordance with Swiss law after shareholder approval of the audited unconsolidated interim financial statements of CCHBC following settlement of the Exchange Offer.

(2)                                 Percentage calculated based on 351,578,879 ordinary shares of CCHBC currently issued and outstanding as of April 26, 2013, which excludes 14,925 Transferred Shares and 3,430,135 ordinary shares issued in exchange for shares of Coca-Cola Hellenic which were held in treasury by Coca-Cola Hellenic and tendered in the Exchange Offer.  As a matter of Swiss law, such 14,925 Transferred Shares and 3,430,135 ordinary shares of CCHBC constitute treasury shares and thus are issued but not outstanding.

CUSIP No. 191223106

1	Name of Reporting Person Anastassis David

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United Kingdom and Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 85,355,019 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 85,355,019 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 85,355,019 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 24.3% (2)

14	Type of Reporting Person IN

(1)                                 Excludes 14,925 Transferred Shares which Kar-Tess Holding transferred to CCHBC as of April 25, 2013 in return for a payment equal to the par value of such shares plus €1.5 million, corresponding to the amount of additional equity contributions Kar-Tess Holding made to CCHBC in connection with the Exchange Offer, in order to eliminate any corresponding dilution of the tendering Coca-Cola Hellenic shareholders. This payment will be made in accordance with Swiss law after shareholder approval of the audited unconsolidated interim financial statements of CCHBC following settlement of the Exchange Offer.

(2)                                 Percentage calculated based on 351,578,879 ordinary shares of CCHBC currently issued and outstanding as of April 26, 2013, which excludes 14,925 Transferred Shares and 3,430,135 ordinary shares issued in exchange for shares of Coca-Cola Hellenic which were held in treasury by Coca-Cola Hellenic and tendered in the Exchange Offer.  As a matter of Swiss law, such 14,925 Transferred Shares and 3,430,135 ordinary shares of CCHBC constitute treasury shares and thus are issued but not outstanding.

CUSIP No. 191223106

Item 1.                            Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the ordinary shares of nominal value CHF6.70 per ordinary share of Coca-Cola HBC AG, a stock corporation (Aktiengesellschaft / société anonyme) organized under the laws of Switzerland (“CCHBC”), and American depositary shares (“ADSs”), each representing one ordinary share of CCHBC.

The principal executive offices of CCHBC are located at Baarerstrasse 14, CH-6300 Zug, Switzerland.

Item 2.                            Identity and Background.

This Schedule 13D is being jointly filed by Kar-Tess Holding, Boval S.A., Usoni S.A., O&R Holdings Ltd., Boval Limited, Lavonos Ltd., Torval Investment Corp., Truad Verwaltungs AG, in its capacity as trustee of a private discretionary trust established for the primary benefit of present and future members of the family of the late Anastasios George Leventis, and Mr. George A. David, Mr. Haralambos K. Leventis, Mr. Anastasios P. Leventis and Mr. Anastassis David (collectively, the “Reporting Persons”).

Kar-Tess Holding

Kar-Tess Holding is a Société à responsabilité Limitée organized under the laws of Luxembourg.  The principal business of Kar-Tess Holding is to operate as a holding company.  The principal business and office address of Kar-Tess Holding is 21, Boulevard de la Pétrusse, L-2320 Luxembourg.  The name, business address, present principal occupation or employment, and citizenship of each director of Kar-Tess Holding (including Reporting Persons that are directors of Kar-Tess Holding) are set forth on Schedule I attached hereto, and are incorporated herein by reference.  Kar-Tess Holding does not have any executive officers.

During the last five years, neither Kar-Tess Holding nor, to the knowledge of Kar-Tess Holding, any of the persons set forth on Schedule I attached hereto (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Boval S.A.

Boval S.A. is the majority shareholder of Kar-Tess Holding. Boval S.A. is a corporation organized under the laws of Luxembourg.  The principal business of Boval S.A. is to operate as a holding company.  The principal business and office address of Boval S.A. is 21, Boulevard de la Pétrusse, L-2320 Luxembourg.  The name, business address, present principal occupation or employment, and citizenship of each director of Boval S.A. (including Reporting Persons that are directors of Boval S.A.) are set forth on Schedule II attached hereto, and are incorporated herein by reference.  Boval S.A. does not have any executive officers.

During the last five years, neither Boval S.A. nor, to the knowledge of Boval S.A., any of the persons set forth on Schedule II attached hereto (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Usoni S.A.

Usoni S.A. is, along with O&R Holdings Ltd., a minority shareholder of Kar-Tess Holding.  Usoni S.A. is a corporation organized under the laws of Panama.  The principal business of Usoni S.A. is to operate as a holding company.  The principal business and office address of Usoni S.A. is Via General Nicanor A. de Obarrio, 50th Street, Bancomer Plaza, 4th Floor, Panama City, Panama.  The name, business address, present principal occupation or employment, and citizenship of each director of Usoni S.A. are set forth on Schedule III attached hereto, and are incorporated herein by reference.  Usoni S.A. does not have any executive officers.

During the last five years, neither Usoni S.A. nor, to the knowledge of Usoni S.A., any of the persons set forth on Schedule III attached hereto (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

O&R Holdings Ltd.

O&R Holdings Ltd. is, along with Usoni S.A., a minority shareholder of Kar-Tess Holding.  O&R Holdings Ltd. is a corporation organized under the laws of the British Virgin Islands.  The principal business of O&R Holdings Ltd. is to operate as a holding company.  The principal business and office address of O&R Holdings Ltd. is 3076 Sir Francis Drake’s Highway, Road Town, Tortola, British Virgin Islands.  The name, business address, present principal occupation or employment, and citizenship of each director of O&R Holdings Ltd. are set forth on Schedule IV attached hereto, and are incorporated herein by reference.  O&R Holdings Ltd. does not have any executive officers.

During the last five years, neither O&R Holdings Ltd. nor, to the knowledge of O&R Holdings Ltd., any of the persons set forth on Schedule IV attached hereto (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Boval Limited

Boval Limited is the sole shareholder of Boval S.A.  Boval Limited is a limited liability company organized under the laws of the Republic of Cyprus.  The principal business of Boval Limited is to operate as a holding company.  The principal business and office address of Boval Limited is Christodoulou Chatzipavlou 221, Helios Court, 1 st Floor, 3036 Limassol, Cyprus.  The name, business address, present principal occupation or employment and domicile of the director of Boval Limited are set forth on Schedule V attached hereto, and are incorporated herein by reference.  Boval Limited does not have any executive officers.

During the last five years, neither Boval Limited nor, to the knowledge of Boval Limited, any of the persons set forth on Schedule V attached hereto (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Lavonos Ltd.

Lavonos Ltd. is the sole shareholder of Boval Limited, as nominee for Torval Investment Corp.  Lavonos Ltd. is a corporation organized under the laws of the British Virgin Islands.  The principal business of Lavonos Ltd. is to operate as a holding company.  The principal business and office address of Lavonos Ltd. is 3076 Sir Francis Drake’s Highway, Road Town, Tortola, British Virgin Islands.  The name, business address, present principal occupation or employment, and citizenship of each director of Lavonos Ltd. are set forth on Schedule VI attached hereto, and are incorporated herein by reference.  Lavonos Ltd. does not have any executive officers.

During the last five years, neither Lavonos Ltd. nor, to the knowledge of Lavonos Ltd., any of the persons set forth on Schedule VI attached hereto (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Torval Investment Corp.

Torval Investment Corp. is the sole shareholder of Lavonos Ltd.  Torval Investment Corp. is a corporation organized under the laws of The Bahamas.  The principal business of Torval Investment Corp. is to operate as a holding company.  The principal business and office address of Torval Investment Corp. is Ocean Centre, Montagu Foreshore, East Bay Street, Nassau, New Providence, The Bahamas.  The name, business address, present principal occupation or employment, and citizenship of each director of Torval Investment Corp. (including Reporting Persons that are directors of Torval Investment Corp.) are set forth on Schedule VII attached hereto, and are incorporated herein by reference.  Torval Investment Corp. does not have any executive officers.

During the last five years, neither Torval Investment Corp. nor, to the knowledge of Torval Investment Corp., any of the persons set forth on Schedule VII attached hereto (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Truad Verwaltungs AG

Truad Verwaltungs AG, in its capacity as trustee of a private discretionary trust established for the primary benefit of present and future members of the family of the late Anastasios George Leventis, is the sole shareholder of Torval Investment Corp.  Truad Verwaltungs AG is a corporation organized under the laws of Switzerland.  The principal business of Truad Verwaltungs AG is to control and administer on a discretionary basis an estate in trust.  The principal business and office address of Truad Verwaltungs AG is Bleicherweg 58, 8002 Zurich, Switzerland.  The name, business address, present principal occupation or employment, and citizenship of each director of Truad Verwaltungs AG are set forth on Schedule VIII attached hereto, and are incorporated herein by reference.  Truad Verwaltungs AG does not have any executive officers.

During the last five years, neither Truad Verwaltungs AG nor, to the knowledge of Truad Verwaltungs AG, any of the persons set forth on Schedule VIII attached hereto (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Messrs. G. David, H. Leventis, A. Leventis and A. David

The name, residence or business address, present principal occupation or employment, name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each of Messrs. George A. David, Haralambos K. Leventis, Anastasios P. Leventis and Anastassis David are set forth on Schedule IX.

During the last five years, none of the above individuals (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                            Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired beneficial ownership of 85,355,019 ordinary shares of CCHBC pursuant to the Greek Exchange Offer (as defined in Item 4 below) in exchange for 85,355,019 ordinary shares of Coca-Cola Hellenic Bottling Company, S.A., a Greek corporation (“Coca-Cola Hellenic”), which Kar-Tess Holding tendered in the Greek Exchange Offer on the same terms and conditions as other shareholders of Coca-Cola Hellenic.

Item 4.                            Purpose of Transaction.

The Exchange Offer

On October 11, 2012, CCHBC announced the submission of a voluntary share exchange offer (the “Greek Exchange Offer”) to acquire all of the outstanding ordinary shares of Coca-Cola Hellenic which CCHBC or Kar-Tess Holding, the former sole shareholder of CCHBC, did not hold.  Kar-Tess Holding stated that it would tender the 85,355,019 Coca-Cola Hellenic ordinary shares that it beneficially owned into the Greek Exchange Offer on the same terms and conditions as other shareholders of Coca-Cola Hellenic.  CCHBC initiated the Greek Exchange Offer process by informing the Hellenic Capital Markets Commission (the “HCMC”) and the board of directors of Coca-Cola Hellenic of the Greek Exchange Offer and submitting to them a draft of the Greek information circular (the “Information Circular”) on October 10, 2012 (the “Date of the Exchange Offer”).  The HCMC approved the final Information Circular on March 13, 2013.

In addition, CCHBC simultaneously announced the submission of a separate voluntary share exchange offer, which has been addressed to holders of ordinary shares of Coca-Cola Hellenic located in the territory of the United States of America and to holders of ADSs, each representing one ordinary share of Coca-Cola Hellenic, wherever located (the “U.S. Exchange Offer” and, together with the Greek Exchange Offer, the “Exchange Offer”).  The U.S. Exchange Offer comprises an offer made pursuant to the offer to exchange/prospectus, dated March 19, 2013, forming part of a Registration Statement on Form F-4 (Reg. No. 333-184685) filed with the SEC on November 1, 2012, as amended on December 4, 2012, December 17, 2012, December 19, 2012, February 26, 2013, March 6, 2013 and April 22, 2013 (the “Registration Statement”).  The Registration Statement became effective on March 11, 2013.  CCHBC commenced the U.S. Exchange Offer on March 19, 2013.

The completion of the Exchange Offer was subject to a number of conditions, including among other things, a 90% minimum acceptance condition, the acknowledgment by the UK Financial Conduct Authority (the “FCA”) (formerly, the UK Financial Services Authority), acting as the UK Listing Authority (the “UKLA”), and by the London Stock Exchange (the “LSE”) at or prior to the end of the acceptance period of the Exchange Offer that the application for admission of the ordinary shares of CCHBC to the premium listing segment of the Official List and to trading on the LSE’s main market for listed securities has been or will be approved subject to certain conditions and requirements, the satisfaction of the minimum free float requirement as of the end of the acceptance period of the Exchange Period and the approval of the listing of the CCHBC ADSs on the New York Stock Exchange (the “NYSE”) subject to notice of issuance.

The acceptance period started on March 19, 2013 and ended on April 19, 2013.  On April 18, 2013, the FCA, acting as the UKLA, and the LSE acknowledged that the application for admission of the CCHBC ordinary shares to the premium listing segment of the Official List and to trading on the LSE’s main market for listed securities has been approved. This approval was subject to, among other things, the receipt of a shareholder statement evidencing satisfaction of the applicable minimum free float requirement (which was met as of the end of the acceptance period) and issuance of the CCHBC ordinary shares to be issued in the Exchange Offer.  On April 19, 2013, the NYSE approved the listing of CCHBC ADSs, each representing one CCHBC ordinary share, subject to notice of issuance.

Kar-Tess Holding tendered all of its 85,355,019 ordinary shares of Coca-Cola Hellenic in exchange for 85,355,019 ordinary shares of CCHBC into the Greek Exchange Offer on the same terms and conditions as other shareholders.

Results of the Exchange Offer

On April 22, 2013, CCHBC announced that 355,009,967 ordinary shares of Coca-Cola Hellenic, representing 96.85% of all issued ordinary shares of Coca-Cola Hellenic and of the total voting rights in Coca-Cola Hellenic, had been lawfully and validly tendered in the Exchange Offer and not withdrawn, and that all other conditions to the Exchange Offer had been satisfied.

As a result of settlement of the Exchange Offer, Kar-Tess Holding acquired 85,355,019 ordinary shares of CCHBC in exchange for 85,355,019 ordinary shares of Coca-Cola Hellenic.

Plans for Coca-Cola Hellenic and Coca-Cola HBC AG Following the Exchange Offer

On April 22, 2013, CCHBC announced that since, upon settlement of the Exchange Offer, it will hold more than 90% of the total issued Coca-Cola Hellenic Shares, CCHBC will initiate a buy-out procedure (the “Greek Statutory Buy-Out”) to compulsorily acquire all remaining Coca-Cola Hellenic Shares in accordance with Articles 27 and 27a of Greek Law 3461/2006 and the relevant implementing decision of the HCMC and holders of Coca-Cola Hellenic Shares that were not acquired in the Exchange Offer have the option to exchange or sell such Coca-Cola Hellenic Shares pursuant to the Greek statutory sell-out (the “Greek Statutory Sell-Out”). CCHBC announced that it will initiate the Greek Statutory Buy-Out as soon as practicable after the completion of the Exchange Offer.  Upon effectiveness of the Statutory Buy-Out, Coca-Cola Hellenic will become a wholly owned subsidiary of CCHBC.

As previously disclosed, on February 21, 2013, Kar-Tess Holding, The Coca-Cola Company and certain of its affiliates (the “Coca-Cola Company Entities”) and Coca-Cola Hellenic agreed by letter that effective upon receipt by each of Kar-Tess Holding and the Coca-Cola Company Entities, or their assigns, of CCHBC shares in settlement of the Exchange Offer the Relationship Agreement (the “Relationship Agreement”), dated August 29, 2000, among the Coca-Cola Company Entities, Kar-Tess Holding and Coca-Cola Hellenic, and the Amended and Restated Shareholders’ Agreement (the “Amended and Restated Shareholders’ Agreement”), dated December 19, 2008, between Kar-Tess Holding and the Coca-Cola Company Entities shall each terminate without any further action.  The Coca-Cola Company, the Coca-Cola Company Entities and Kar-Tess Holding also confirmed to CCHBC that they do not consider that they are acting in concert and that no agreement or understanding (formal or informal) exists between The Coca-Cola Company or any of the Coca-Cola Company Entities, on the one hand, and Kar-Tess Holding, on the other hand, in relation to the future governance or control of CCHBC.  In that regard, CCHBC has been informed in particular that the arrangements set out in the Relationship Agreement and the Amended and Restated Shareholders’ Agreement referred to above will not be renewed in relation to CCHBC.  As a result of the successful completion of the Exchange Offer, the Relationship Agreement and the Amended and Restated Shareholders’ Agreement both terminated effective April 26, 2013.

To the extent that remaining shareholders of Coca-Cola Hellenic who participate in the statutory buy-out or sell-out procedure elect to receive ordinary shares of CCHBC, the percentage of the class of ordinary shares of CCHBC beneficially owned by the Reporting Persons will be reduced as a result of the issuance of such additional ordinary shares.

On April 25, 2013, the composition of the board of directors of CCHBC changed and, as of the date of this Schedule 13D, comprises 13 directors, including 12 former Coca-Cola Hellenic directors and one new independent non-executive director, Mrs. Susan Kilsby. Of the 12 existing Coca-Cola Hellenic directors, four directors, Mr. George A. David, Mr. Anastasios P. Leventis, Mr. Anastassis G. David and Mr. Haralambos K. Leventis, were originally nominated to the board of directors of Coca-Cola Hellenic by Kar-Tess Holding pursuant to the Amended and Restated Shareholders’ Agreement; two directors, Mr. Irial Finan and Mr. John Hunter, were originally nominated to the board of directors of Coca-Cola Hellenic by The Coca-Cola Company Entities pursuant to the Coca-Cola Hellenic Shareholders’ Agreement; and five directors, Mr. Kent Atkinson, Mr. Antonio D’Amato, Mr. Christos Ioannou, Sir Michael Llewellyn-Smith and Mr. Nigel Macdonald, are independent non-executive directors.  The remaining director, Mr. Dimitris Lois, formerly the managing director of Coca-Cola Hellenic, has become director and CEO of CCHBC upon settlement of the Exchange Offer.  The chairman of the board of directors of CCHBC is Mr. George David, the former chairman of Coca-Cola Hellenic, who was originally nominated by Kar-Tess Holding pursuant to the Amended and Restated Shareholders’ Agreement. Consequently, the composition of CCHBC’s board of directors is, as of the date of this Schedule 13D, consistent with the former composition of Coca-Cola Hellenic’s board of directors, with one additional independent non-executive director.

The members of the operating committee of Coca-Cola Hellenic have become the operating committee of CCHBC.

The Coca-Cola Company has agreed to extend the term of the bottlers’ agreements between Coca-Cola Hellenic and its subsidiaries and The Coca-Cola Company for a further 10 years until 2023; CCHBC has succeeded to these agreements.

Additional Information

As previously disclosed, following completion of the Greek Statutory Buy-Out or the Greek Statutory Sell-Out, CCHBC will cause Coca-Cola Hellenic to call a shareholders’ meeting to approve the delisting of the Coca-Cola Hellenic shares from the Athens Exchange, subject to HCMC approval. CCHBC also intends to cause Coca-Cola Hellenic to terminate the Coca-Cola Hellenic deposit agreement, to request that the Coca-Cola Hellenic ADSs be removed from listing on the NYSE and, when possible, to deregister the Coca-Cola Hellenic shares under the Exchange Act. In addition, Coca-Cola Hellenic’s standard listing on the LSE terminated effective on April 29, 2013.

CCHBC may continue to acquire ordinary shares of Coca-Cola Hellenic as a result of the Greek Statutory Buy-Out or the Greek Statutory Sell-Out or (if and to the extent permitted by applicable law) otherwise.

Other than as described in this Item 4, none of the Reporting Persons currently has any plans or proposals which relate to, or may result in, any of the matters listed in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CCHBC has filed with the SEC a registration statement on Form F-4, which includes an offer to exchange/prospectus. Coca-Cola Hellenic has filed a related solicitation/recommendation statement on Schedule 14D-9 with the SEC. INVESTORS ARE URGED TO READ ANY DOCUMENTS FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from CCHBC and Coca-Cola Hellenic, without charge, once they are filed with the SEC. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

This Schedule 13D does not contain, constitute or form part of any offer or invitation to sell or subscribe or any solicitation of any offer to purchase or subscribe for any securities in any jurisdiction, and neither this document (nor any part of it) nor the fact of its distribution form the basis of, or may be relied upon in connection with, or act as any inducement to enter into, any contract or commitment whatsoever.

Item 5.                            Interest in Securities of the Issuer

The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference in this Item 5.

a)             Kar-Tess Holding directly owns an aggregate of 85,355,019 ordinary shares of CCHBC, representing approximately 24.3% of the outstanding ordinary shares of CCHBC (calculated based on the total of 351,578,879 ordinary shares issued by CCHBC pursuant to the Exchange Offer, which excludes the 14,925 Transferred Shares (as defined below), and also excludes 3,430,135 ordinary shares issued in exchange for treasury shares that were held by Coca-Cola Hellenic and tendered in the Exchange Offer, which are held by a subsidiary of CCHBC and, as a matter of Swiss law, constitute treasury shares and thus are issued but not outstanding).

As of the date hereof, Mr. Patrick K. Oesch, a director of Boval S.A., O&R Holdings Ltd. and Torval Investment Corp., beneficially owns an aggregate of 5,000 ordinary shares of CCHBC.

As of the date hereof, Mrs. Danielle Schroeder, a director of Boval S.A. and Kar-Tess Holding, beneficially owns an aggregate of 8,250 ordinary shares of CCHBC.

Except as set forth in this Schedule 13D, (1) neither Kar-Tess Holding nor, to the best of Kar-Tess Holding’s knowledge as of the date hereof, any of the directors named in Schedule I hereto owns any ordinary shares or ADSs representing ordinary shares of CCHBC, (2) neither Boval S.A. nor, to the best of Boval S.A.’s knowledge as of the date hereof, any of the directors named in Schedule II hereto owns any ordinary shares or ADSs representing ordinary shares of CCHBC, (3) neither Usoni S.A. nor, to the best of Usoni S.A.’s knowledge as of the date hereof, any of the directors named in Schedule III hereto owns any ordinary shares or ADSs representing ordinary shares of CCHBC, (4) neither O&R Holdings Ltd. nor, to the best of O&R Holdings Ltd.’s knowledge as of the date hereof, any of the directors named in Schedule IV hereto owns any ordinary shares or ADSs representing ordinary shares of CCHBC, (5) neither Boval Limited nor, to the best of Boval Limited’s knowledge as of the date hereof, any of the directors named in Schedule V hereto owns any ordinary shares or ADSs representing ordinary shares of CCHBC, (6) neither Lavonos Ltd. nor, to the best of Lavonos Ltd.’s knowledge as of the date hereof, any of the directors named in Schedule VI hereto owns any ordinary shares or ADSs representing ordinary shares of CCHBC, (7) neither Torval Investment Corp. nor, to the best of Torval Investment Corp.’s knowledge as of the date hereof, any of the directors named in Schedule VII hereto owns any ordinary shares or ADSs representing ordinary shares of CCHBC, (8) neither Truad Verwaltungs AG nor, to the best of Truad Verwaltungs AG’s knowledge as of the date hereof, any of the directors named in Schedule VIII hereto owns any ordinary shares or ADSs representing ordinary shares of CCHBC and (9) none of Messrs. George A. David, Haralambos K. Leventis, Anastasios P. Leventis and Anastassis David owns any ordinary shares or ADSs representing ordinary shares of CCHBC.

b)             As of the date hereof, Mr. Patrick K. Oesch has sole voting power and sole dispositive power over 5,000 ordinary shares of CCHBC.

As of the date hereof, Mrs. Danielle Schroeder has sole voting power and sole dispositive power over 8,250 ordinary shares of CCHBC.

c)             Pursuant to a Share Purchase Agreement, dated as of April 24, 2013, between Kar-Tess Holding and CCHBC, Kar-Tess Holding transferred 1,000,000 ordinary shares, with a par value of CHF0.10 per share, which were subsequently consolidated into 14,925 ordinary shares with a par value of CHF6.70 per share (with the remaining fractional share with a value of CHF2.50 being cancelled) (as so consolidated, the “Transferred Shares”), to CCHBC on April 25, 2013 in return for a payment equal to the par value of such shares plus €1.5 million, corresponding to the amount of additional equity contributions Kar-Tess Holding made to CCHBC in connection with the Exchange Offer, in order to eliminate any corresponding dilution of the tendering Coca-Cola Hellenic shareholders. This payment will be made in accordance with Swiss law after shareholder approval of the audited unconsolidated interim financial statements of CCHBC following settlement of the Exchange Offer.  Having transferred the Transferred Shares to CCHBC and retaining no right to terminate the sale, Kar-Tess Holding retains no voting or dispositive power over the Transferred Shares, and as a matter of Swiss Law, the Transferred Shares constitute treasury shares of CCHBC.

Except for the transactions described herein, (1) neither Kar-Tess Holding nor, to the best of Kar-Tess Holding’s knowledge as of the date hereof, any of the directors named in Schedule I hereto has effected any transaction in ordinary shares or ADSs representing ordinary shares of CCHBC during the past 60 days, (2) neither Boval S.A. nor, to the best of Boval S.A.’s knowledge as of the date hereof, any of the directors named in Schedule II hereto has effected any transaction in ordinary shares or ADSs representing ordinary shares of CCHBC during the past 60 days, (3) neither Usoni S.A. nor, to the best of Usoni S.A.’s knowledge as of the date hereof, any of the directors named in Schedule III hereto has effected any transaction in ordinary shares or ADSs representing ordinary shares of CCHBC during the past 60 days, (4) neither O&R Holdings Ltd. nor, to the best of O&R Holdings Ltd.’s knowledge as of the date hereof, any of the directors named in Schedule IV hereto has effected any transaction in ordinary shares or ADSs representing ordinary shares of CCHBC during the past 60 days, (5) neither Boval Limited nor, to the best of Boval Limited’s knowledge as of the date hereof, any of the directors named in Schedule V hereto has effected any transaction in ordinary shares or ADSs representing ordinary shares of CCHBC during the past 60 days, (6) neither Lavonos Ltd. nor, to the best of Lavonos Ltd.’s knowledge as of the date hereof, any of the directors named in Schedule VI hereto has effected any transaction in ordinary shares or ADSs representing ordinary shares of CCHBC during the past 60 days, (7) neither Torval Investment Corp. nor, to the best of Torval Investment Corp.’s knowledge as of the date hereof, any of the directors named in Schedule VII hereto has effected any transaction in ordinary shares or ADSs representing ordinary shares of CCHBC during the past 60 days, (8) neither Truad Verwaltungs AG nor, to the best of Truad Verwaltungs AG’s knowledge as of the date hereof, any of the directors named in Schedule VIII hereto has effected any transaction in ordinary shares or ADSs representing ordinary shares of CCHBC during the past 60 days and (9) none of Messrs. George A. David, Haralambos K. Leventis, Anastasios P.

Leventis and Anastassis David has effected any transaction in ordinary shares or ADSs representing ordinary shares of CCHBC during the past 60 days.

d)            (1) Neither Kar-Tess Holding nor, to the best of Kar-Tess Holding’s knowledge as of the date hereof, any of the directors named in Schedule I hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any ordinary shares or ADSs representing ordinary shares of CCHBC beneficially owned by Kar-Tess Holding, (2) neither Boval S.A. nor, to the best of Boval S.A.’s knowledge as of the date hereof, any of the directors named in Schedule II hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any ordinary shares or ADSs representing ordinary shares of CCHBC beneficially owned by Boval S.A., (3) neither Usoni S.A. nor, to the best of Usoni S.A.’s knowledge as of the date hereof, any of the directors named in Schedule III hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any ordinary shares or ADSs representing ordinary shares of CCHBC beneficially owned by Usoni S.A., (4) neither O&R Holdings Ltd. nor, to the best of O&R Holdings Ltd.’s knowledge as of the date hereof, any of the directors named in Schedule IV hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any ordinary shares or ADSs representing ordinary shares of CCHBC beneficially owned by O&R Holdings Ltd., (5) neither Boval Limited nor, to the best of Boval Limited’s knowledge as of the date hereof, any of the directors named in Schedule V hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any ordinary shares or ADSs representing ordinary shares of CCHBC beneficially owned by Boval Limited, (6) neither Lavonos Ltd. nor, to the best of Lavonos Ltd.’s knowledge as of the date hereof, any of the directors named in Schedule VI hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any ordinary shares or ADSs representing ordinary shares of CCHBC beneficially owned by Lavonos Ltd., (7) neither Torval Investment Corp. nor, to the best of Torval Investment Corp.’s knowledge as of the date hereof, any of the directors named in Schedule VII hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any ordinary shares or ADSs representing ordinary shares of CCHBC beneficially owned by Torval Investment Corp., (8) neither Truad Verwaltungs AG nor, to the best of Truad Verwaltungs AG’s knowledge as of the date hereof, any of the directors named in Schedule VIII hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any ordinary shares or ADSs representing ordinary shares of CCHBC beneficially owned by Truad Verwaltungs AG, in its capacity as trustee of a private discretionary trust established for the primary benefit of past and future members of the family of the late Anastasios George Leventis, and (9) none of Messrs. George A. David, Haralambos K. Leventis, Anastasios P. Leventis and Anastassis David has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any ordinary shares or ADSs representing ordinary shares of CCHBC beneficially owned by him.

Item 6.                            Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth and/or incorporated by reference in Items 3 through 5 above is hereby incorporated by reference into this Item 6.

Other than as described in this Statement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above or between such persons and any other person with respect to any securities of CCHBC, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.                            Material to Be Filed as Exhibits.

Exhibit Number	Description of Exhibit
99.1.

Joint Filing Agreement, dated as of April 26, 2013, by and between Kar-Tess Holding, Boval S.A., Usoni S.A., O&R Holdings Ltd., Boval Limited, Lavonos Ltd., Torval Investment Corp., Truad Verwaltungs AG, as Trustee, George A. David, Anastasios P. Leventis, Haralambos K. Leventis and Anastassis David.

99.2	Power of Attorney.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 26, 2013	KAR-TESS HOLDING

	By:	*
	Name:	Danielle Schroeder
	Title:	Director

	By:	/s/ Robert Ryan Rudolph
	Name:	Robert Ryan Rudolph
	Title:	Director

Dated: April 26, 2013	BOVAL S.A.

	By:	*
	Name:	Danielle Schroeder
	Title:	Director

	By:	*
	Name:	Michael Staub
	Title:	Director

Dated: April 26, 2013	USONI S.A.

	By:	*
	Name:	Michael Staub
	Title:	Director

Dated: April 26, 2013	O&R HOLDINGS LTD.

	By:	/s/ Robert Ryan Rudolph
	Name:	Robert Ryan Rudolph
	Title:	Director

Dated: April 26, 2013	BOVAL LIMITED

By: CHELCO MANAGEMENT SERVICES LIMITED, as Director

		By:	*
		Name:	Popi Savva
		Title:	Director

Dated: April 26, 2013	LAVONOS LTD.

	By:	*
	Name:	Michael Staub
	Title:	Director

Dated: April 26, 2013	TORVAL INVESTMENT CORP.

	By:	*
	Name:	Patrick K. Oesch
	Title:	Director

	By:	*
	Name:	Michael Staub
	Title:	Director

Dated: April 26, 2013	TRUAD VERWALTUNGS AG, as Trustee

	By:	/s/ Robert Ryan Rudolph
	Name:	Robert Ryan Rudolph
	Title:	Director

Dated: April 26, 2013		*
	Name:	George A. David

Dated: April 26, 2013		*
	Name:	Anastasios P. Leventis

Dated: April 26, 2013		*
	Name:	Haralambos K. Leventis

Dated: April 26, 2013		*
	Name:	Anastassis David

Dated: April 26, 2013	By:	/s/ Robert Ryan Rudolph
Robert Ryan Rudolph
Attorney-in-Fact

SCHEDULE I

DIRECTORS OF KAR-TESS HOLDING

The name, current principal occupation or employment and material occupations, positions, offices or employment of each director of Kar-Tess Holding are set forth below. Unless otherwise indicated, the business address and phone numbers of each director is c/o Kar-Tess Holding, 21, Boulevard de la Pétrusse, Boite Postale 436, L-2014 Luxembourg and +352 48 81 81 310, respectively.

Name	Title	Citizenship	Present Principal Occupation or Employment
Anastassis George David	Director	United Kingdom and Cyprus	Principal Occupation or Employment: Manager and Director Name of Organization: Nephelle Navigation Inc. Principal Business: Ship management Address: 1 Vas. Konstantinou Street, Athens, Greece
George David	Director (Chairman of the Board)	United Kingdom and Cyprus

Principal Occupation or Employment: Director (Chairman of the Board)

Name of Organization: Coca-Cola Hellenic Bottling S.A.

Principal Business: Production and distribution of non-alcoholic beverages under franchise from The Coca-Cola Company

Address: 9, Fragoklissias Street, 151 25 Maroussi Athens, Greece

Anastasios P. Leventis	Director	United Kingdom

Principal Occupation or Employment: Director

Name of Organization: Leventis Overseas Ltd.

Principal Business: Trading, industrial support/material supply to associate industries in West Africa

Address: West Africa House, Hanger Lane, Ealing, London W5 3QR, United Kingdom

Robert Ryan Rudolph	Director	Switzerland	Principal Occupation or Employment: Attorney-at-law Name of Organization: Oesch & Rudolph, Attorneys-at-Law Principal Business: Law firm Address: Am Schanzengraben 29, CH-8002 Zürich, Switzerland
Danielle Schroeder	Director	Luxembourg

Principal Occupation or Employment: Manager and Director

Name of Organization: Sofinex S.A.

Principal Business: Chartered accountants, company management

Address: 21, Boulevard de la Pétrusse, L-2320 Luxembourg

Stefan Breitenstein	Director	Switzerland	Principal Occupation or Employment: Attorney-at-law Name of Organization: Lenz & Staehelin, Attorneys-at-Law Principal Business: Law firm Address: Bleicherweg 58, CH-8002 Zürich, Switzerland

SCHEDULE II

DIRECTORS OF BOVAL S.A.

The name, current principal occupation or employment and material occupations, positions, offices or employment of each director of Boval S.A. are set forth below.  Unless otherwise indicated, the business address and phone numbers of each director is care of Boval S.A., 21, Boulevard de la Pétrusse, L-2320 Luxembourg, Luxembourg and +352 48 81 81 310, respectively.

Name	Title	Citizenship	Present Principal Occupation or Employment
Anastassis George David	Director	United Kingdom and Cyprus	Principal Occupation or Employment: Manager and Director Name of Organization: Nephelle Navigation Inc. Principal Business: Ship management Address: 1 Vas. Konstantinou Street, Athens, Greece
George David	Director (Chairman of the Board)	United Kingdom and Cyprus

Principal Occupation or Employment: Director (Chairman of the Board)

Name of Organization: Coca-Cola Hellenic Bottling S.A.

Principal Business: Production and distribution of non-alcoholic beverages under franchise from The Coca-Cola Company

Address: 9, Fragoklissias Street, 151 25 Maroussi Athens, Greece

Anastasios P. Leventis	Director	United Kingdom

Principal Occupation or Employment: Director

Name of Organization: Leventis Overseas Ltd.

Principal Business: Trading, industrial support/material supply to associate industries in West Africa

Address: West Africa House, Hanger Lane, Ealing, London W5 3QR, United Kingdom

Patrick K. Oesch	Director	Switzerland	Principal Occupation or Employment: Attorney-at-law Name of Organization: Oesch & Rudolph Principal Business: Law firm Address: Am Schanzengraben 29, 8002 Zürich, Switzerland
Danielle Schroeder	Director	Luxembourg

Principal Occupation or Employment: Manager and Director

Name of Organization: Sofinex S.A.

Principal Business: Chartered accountants, company management

Address: 21, Boulevard de la Pétrusse, L-2320 Luxembourg

Stefan Breitenstein	Director	Switzerland	Principal Occupation or Employment: Attorney-at-law Name of Organization: Lenz & Staehelin, Attorneys-at-Law Principal Business: Law firm Address: Bleicherweg 58, CH-8002 Zürich, Switzerland
Michael Staub	Director	Switzerland	Principal Occupation or Employment: Director Name of Organization: Alpheus Administration Services AG Principal Business: Family office Address: Toedistrasse 44, 8002 Zürich

SCHEDULE III

DIRECTORS OF USONI S.A.

The name, current principal occupation or employment and material occupations, positions, offices or employment of each director of Usoni are set forth below.  Unless otherwise indicated, the business address and phone numbers of each director is c/o Usoni S.A., Via General Nicanor A. de Obarrio, 50th Street, Bancomer Plaza, 4th Floor, Panama City, Panama and +507 263 6066, respectively.

Name	Title	Citizenship	Present Principal Occupation or Employment
Stefan Breitenstein	Director	Switzerland	Principal Occupation or Employment: Attorney-at-law Name of Organization: Lenz & Staehelin, Attorneys-at-Law Principal Business: Law firm Address: Bleicherweg 58, CH-8002 Zürich, Switzerland
Alex Wittmann	Director	Switzerland	Principal Occupation or Employment: Attorney-at-law Name of Organization: Lenz & Staehelin, Attorneys-at-Law Principal Business: Law firm Address: Bleicherweg 58, CH-8002 Zürich, Switzerland
Robert Ryan Rudolph	Director	Switzerland	Principal Occupation or Employment: Attorney-at-law Name of Organization: Oesch & Rudolph, Attorneys-at-Law Principal Business: Law firm Address: Am Schanzengraben 29, CH-8002 Zürich, Switzerland
Michael Staub	Director	Switzerland	Principal Occupation or Employment: Director Name of Organization: Alpheus Administration Services AG Principal Business: Family office Address: Toedistrasse 44, 8002 Zürich

SCHEDULE IV

DIRECTORS OF O&R HOLDINGS LTD.

The name, current principal occupation or employment and material occupations, positions, offices or employment of each director of O&R Holdings are set forth below.  Unless otherwise indicated, the business address and phone numbers of each director is c/o O&R Holdings Ltd., 3076 Sir Francis Drake’s Highway, Road Town, Tortola, British Virgin Islands and +1 284 494 1122, respectively.

Name	Title	Citizenship	Present Principal Occupation or Employment
Patrick K. Oesch	Director	Switzerland	Principal Occupation or Employment: Attorney-at-law Name of Organization: Oesch & Rudolph, Attorneys-at-Law Principal Business: Law firm Address: Am Schanzengraben 29, CH-8002 Zürich, Switzerland
Robert Ryan Rudolph	Director	Switzerland	Principal Occupation or Employment: Attorney-at-law Name of Organization: Oesch & Rudolph, Attorneys-at-Law Principal Business: Law firm Address: Am Schanzengraben 29, CH-8002 Zürich, Switzerland

SCHEDULE V

DIRECTORS OF BOVAL LIMITED

The name, business address, phone number, current principal occupation or employment and material occupations, positions, offices or employment of the director of Boval Limited are set forth below.

Name	Title	Citizenship	Present Principal Occupation or Employment
Chelco Management Services Limited	Director	Cyprus	Business Address: Christodoulou Chatzipavlou 221, Helios Court, 1st Floor, 3036 Limassol, Cyprus Phone Number: +357 25340602 Principal Business: limited liability company administration

SCHEDULE VI

DIRECTORS OF LAVONOS LTD.

The name, current principal occupation or employment and material occupations, positions, offices or employment of each director of Lavonos Ltd. are set forth below.  Unless otherwise indicated, the business address and phone number of each director are c/o Lavonos Ltd., 3076 Sir Francis Drake’s Highway, Road Town, Tortola, British Virgin Islands and +1 284 494 11 22, respectively.

Name	Title	Citizenship	Present Principal Occupation or Employment
Robert Ryan Rudolph	Director	Switzerland	Principal Occupation or Employment: Attorney-at-law Name of Organization: Oesch & Rudolph, Attorneys-at-Law Principal Business: Law firm Address: Am Schanzengraben 29, CH-8002 Zürich, Switzerland
Stefan Breitenstein	Director	Switzerland	Principal Occupation or Employment: Attorney-at-law Name of Organization: Lenz & Staehelin, Attorneys-at-Law Principal Business: Law firm Address: Bleicherweg 58, CH-8002 Zürich, Switzerland
Michael Staub	Director	Switzerland	Principal Occupation or Employment: Director Name of Organization: Alpheus Administration Services AG Principal Business: Family office Address: Toedistrasse 44, 8002 Zürich, Switzerland

SCHEDULE VII

DIRECTORS OF TORVAL INVESTMENT CORP.

The name, current principal occupation or employment and material occupations, positions, offices or employment of each director of Torval Investment Corp. are set forth below.  Unless otherwise indicated, the business address and phone number of each director are c/o Ocean Centre, Montagu Foreshore, East Bay Street, Nassau, New Providence, The Bahamas and +1 242 322 85 71 Extension 9, respectively.

Name	Title	Citizenship	Present Principal Occupation or Employment
George David	Director (Chairman of the Board)	United Kingdom and Cyprus

Principal Occupation or Employment: Director (Chairman of the Board)

Name of Organization: Coca-Cola Hellenic Bottling S.A.

Principal Business: Production and distribution of non-alcoholic beverages under franchise from The Coca-Cola Company

Address: 9, Fragoklissias Street, 151 25 Maroussi Athens, Greece

Anastasios P. Leventis	Director	United Kingdom

Principal Occupation or Employment: Director

Name of Organization: Leventis Overseas Ltd.

Principal Business: Trading, industrial support/material supply to associate industries in West Africa

Address: West Africa House, Hanger Lane, Ealing, London W5 3QR, United Kingdom

Haralambos K. Leventis	Director	United Kingdom

Principal Occupation or Employment: Director

Name of Organization: Leventis Overseas Ltd.

Principal Business: Trading, industrial support/material supply to associate industries in West Africa

Address: West Africa House, Hanger Lane, Ealing, London W5 3QR, United Kingdom

Anastasios I. Leventis	Director	United Kingdom	Principal Occupation or Employment: Director Name of Organization: Nephelle Navigation Inc. Principal Business: Ship management Address: 1 Vas. Konstantinou Street, Athens, Greece
Patrick K. Oesch	Director	Switzerland	Principal Occupation or Employment: Attorney-at-law Name of Organization: Oesch & Rudolph Principal Business: Law firm Address: Am Schanzengraben 29, 8002 Zürich, Switzerland
Stefan Breitenstein	Director	Switzerland	Principal Occupation or Employment: Attorney-at-law Name of Organization: Lenz & Staehelin, Attorneys-at-Law Principal Business: Law firm Address: Bleicherweg 58, CH-8002 Zürich, Switzerland
Michael Staub	Director	Switzerland	Principal Occupation or Employment: Director Name of Organization: Alpheus Administration Services AG Principal Business: Family office Address: Toedistrasse 44, 8002 Zürich, Switzerland

SCHEDULE VIII

DIRECTORS OF TRUAD VERWALTUNGS AG

The name, current principal occupation or employment and material occupations, positions, offices or employment of each director of Truad Verwaltungs AG are set forth below.  Unless otherwise indicated, the business address and phone number of each director are c/o Truad Verwaltungs AG, Bleicherweg 58, 8002 Zurich, Switzerland and +41 58 450 80 00, respectively.

Name	Title	Citizenship	Present Principal Occupation or Employment
Robert Ryan Rudolph	Director	Switzerland	Principal Occupation or Employment: Attorney-at-law Name of Organization: Oesch & Rudolph, Attorneys-at-Law Principal Business: Law firm Address: Am Schanzengraben 29, CH-8002 Zürich, Switzerland
Stefan Breitenstein	Director	Switzerland	Principal Occupation or Employment: Attorney-at-Law Name of Organization: Lenz & Staehelin, Attorneys-at-Law Principal Business: Law firm Address: Bleicherweg 58, CH-8002 Zürich, Switzerland
Alex Wittmann	Director	Switzerland	Principal Occupation or Employment: Attorney-at-Law Name of Organization: Lenz & Staehelin, Attorneys-at-Law Principal Business: Law firm Address: Bleicherweg 58, CH-8002 Zürich, Switzerland

SCHEDULE IX

MESSRS. G. DAVID, H. LEVENTIS, A. LEVENTIS and A. DAVID

The name, residence or business address, present principal occupation or employment, name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each of Messrs. George A. David, Haralambos K. Leventis, Anastasios P. Leventis and Anastassis David are set forth below.

Name	Title	Citizenship	Present Principal Occupation or Employment
George David	Director (Chairman of the Board)	United Kingdom and Cyprus

Principal Occupation or Employment: Director (Chairman of the Board)

Name of Organization: Coca-Cola Hellenic Bottling S.A.

Principal Business: Production and distribution of non-alcoholic beverages under franchise from The Coca-Cola Company

Address: 9, Fragoklissias Street, 151 25 Maroussi Athens, Greece

Haralambos K. Leventis	Director	United Kingdom

Principal Occupation or Employment: Director

Name of Organization: Leventis Overseas Ltd.

Principal Business: Trading, industrial support/material supply to associate industries in West Africa

Address: West Africa House, Hanger Lane, Ealing, London W5 3QR, United Kingdom

Anastasios P. Leventis	Director	United Kingdom

Principal Occupation or Employment: Director

Name of Organization: Leventis Overseas Ltd.

Principal Business: Trading, industrial support/material supply to associate industries in West Africa

Address: West Africa House, Hanger Lane, Ealing, London W5 3QR, United Kingdom

Anastassis George David	Director	United Kingdom and Cyprus	Principal Occupation or Employment: Manager and Director Name of Organization: Nephelle Navigation Inc. Principal Business: Ship management Address: 1 Vas. Konstantinou Street, Athens, Greece

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
99.1.

Joint Filing Agreement, dated as of April 26, 2013, by and between Kar-Tess Holding, Boval S.A., Usoni S.A., O&R Holdings Ltd., Boval Limited, Lavonos Ltd., Torval Investment Corp., Truad Verwaltungs AG, as Trustee, George A. David, Anastasios P. Leventis, Haralambos K. Leventis and Anastassis David.

99.2.	Power of Attorney.